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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69225

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

303 ALTERNATIVES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 West Superior Street Suite 101
(No. and Street)

Chicago	**Illinois**	**60654**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Urbanowski — **(312) 605-8011** (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **James Urbanowski**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **303 Alternatives, LLC** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

James Urbanowski
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

22ND day of FEBRUARY, 2017


"OFFICIAL SEAL"
PHILIP C RYAN
Notary Public, State of Illinois
My Commission Expires 8/20/2020

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
303 Alternatives, LLC

We have audited the accompanying statement of financial condition of 303 Alternatives, LLC (the Company), as of December 31, 2016, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of 303 Alternatives, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, and 2 has been subjected to audit procedures performed in conjunction with the audit of 303 Alternatives, LLC's financial statement. The supplemental information is the responsibility of 303 Alternatives, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois
February 22, 2017

303 ALTERNATIVES, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	166,283
Fees receivables		18,000
Other asset		154
	$	184,437
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	16,878
Member's equity		167,559
	$	184,437

See accompanying notes.

1. Organization and Business

303 Alternatives, LLC (the "Company"), a Delaware limited liability company, was formed on October 23, 2012 and commenced operations as broker-dealer on May 9, 2014. The Company is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily in dealings with the private placement of securities. The Company is wholly owned by MARS Asset Management, LLC.

2. Summary of Significant Accounting Policies

Financial Instruments Valuation

In accordance with U. S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2016, the Company held no Level 1, Level 2 or Level 3 investments.

2. Summary of Significant Accounting Policies, continued

Revenue Recognition
Income and related expenses are recorded on the accrual basis.

Income Taxes
No provision for Federal income taxes has been made in the accompanying financial statements, as each member is responsible for reporting income or loss based on his or her pro rata share of the profits or losses of the Company.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2016.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guaranteed arrangements during the year ending December 31, 2016.

4. Related Party Transaction

The Company entered into an expense sharing agreement with Three Zero Three Capital Partners, LLC on September 24, 2014.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2016, the Company had net capital and net capital requirements of $149,405 and $100,000, respectively.

6. Subsequent Events

The Company's management has evaluated events and transactions through February 22, 2017, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

303 ALTERNATIVES, LLC **SCHEDULE 1**

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2016

Computation of net capital				
Total member's equity			$	167,559
Deductions and /or charges:				
Nonallowable assets:				
Fees receivables	$	18,000		
Other assets		154		(18,154)
Net capital before haircuts on securities positions				149,405
Haircuts on securities:				
Other	$	—		—
Net capital			$	149,405
Computation of basic capital requirement				
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)				100,000
Net capital in excess of net capital requirement			$	49,405
Computation of aggregate indebtedness				
Aggregate indebtedness			$	16,878
Ratio of aggregate indebtedness to net capital			%	11.30

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2016.

See accompanying notes.

303 ALTERNATIVES, LLC **SCHEDULE 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.

303 ALTERNATIVES, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2016

The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's of
303 Alternatives, LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) 303 Alternatives, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions"); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska

Chicago, Illinois
February 22, 2017

303 ALTERNATIVES, LLC

The Exemption Report

December 31, 2016

The Company has elected an exemption under SEC Rule 15c3-3(K)(2)(i) for the year ended December 31, 2016. The Company was in compliance with the exemptive provision throughout the year ended December 31, 2016 without exception.



James Urbanowski
Chief Financial Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

March 29, 2017

RECEIVED
2017 APR 11 AM 8:25
SEC / TM

SEC
Mail Processing
Section
APR 10 2017
Washington DC
414

303 Alternatives, LLC
401 West Superior Street
Suite 101
Chicago, IL 60654

SEC File No. 8-69225

Dear Mr. Donovan:

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public, except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d) (1), the balance of the annual audited financial statements **shall be deemed confidential.**" The financial statement received on March 1, 2017 was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within 15 days** of receipt of this letter, **a separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e)(3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

Please submit your filing to:

— enclosed.

Securities Exchange Commission
100 F Street, MS 7010,
Washington, DC 20549.

Sincerely,

Reschelle M. Samuels

Reschelle M. Samuels,
The Division of Trading & Markets